UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
22th Floor, Building A1, Central Park Plaza
No. 10 Yard, Chaoyang Park South Road
Chaoyang District, Beijing
People’s Republic of China
+86 (10) 5929 3666

With a copy to:

Howard Zhang, Esq.
Davis Polk & Wardwell LLP

2201 China World Office 2

No. 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing, 100004

People’s Republic of China

+86 10 8567 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,447,798 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,447,798 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,447,798 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,718,651 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,718,651 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,651 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 9.4%(1)
	14.	Type of Reporting Person (See Instructions) PN

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,718,651 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,718,651 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,651 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 9.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

 _______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 729,147 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 729,147 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,147 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
	14.	Type of Reporting Person (See Instructions) CO

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 729,147 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 729,147 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,147 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
	14.	Type of Reporting Person (See Instructions) CO

 _______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,447,798 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,447,798 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,447,798 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,447,798 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,447,798 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,447,798 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,447,798 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,447,798 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,447,798 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.3%(1)
	14.	Type of Reporting Person (See Instructions) IN

_______________

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on September 4, 2018, as amended by Amendment No. 1 filed on November 19 and by Amendment No. 2 filed on December 18, 2018 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 3 is being filed to report purchases of additional Shares in the open market in multiple transactions.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between December 17, 2018 and January 7, 2019, Beachhead made open market purchases of an aggregate of 419,872 Ordinary Shares for an aggregate consideration of $31,508,162.56 (excluding brokerage commissions), pursuant to the 10b5-1 Plan (as defined below) using funds from capital contributions from its shareholders.

1.	On December 17, 2018, Beachhead purchased 23,300 Ordinary Shares at an average price of $73.0846 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

2.	On December 18, 2018, Beachhead purchased 24,016 Ordinary Shares at an average price of $72.8457 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

3.	On December 19, 2018, Beachhead purchased 33,009 Ordinary Shares at an average price of $74.3528 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

4.	On December 20, 2018, Beachhead purchased 36,200 Ordinary Shares at an average price of $76.0181 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

5.	On December 21, 2018, Beachhead purchased 81,847 Ordinary Shares at an average price of $76.0250 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

6.	On December 24, 2018, Beachhead purchased 40,995 Ordinary Shares at an average price of $75.7477 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

7.	On December 26, 2018, Beachhead purchased 25,696 Ordinary Shares at an average price of $74.7425 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

8.	On December 27, 2018, Beachhead purchased 27,200 Ordinary Shares at an average price of $74.4272 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

9.	On December 28, 2018, Beachhead purchased 20,566 Ordinary Shares at an average price of $74.5934 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

10.	On December 31, 2018, Beachhead purchased 31,000 Ordinary Shares at an average price of $74.7175 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

11.	On January 2, 2019, Beachhead purchased 18,400 Ordinary Shares at an average price of $74.3595 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

12.	On January 3, 2019, Beachhead purchased 16,500 Ordinary Shares at an average price of $74.2712 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

13.	On January 4, 2019, Beachhead purchased 19,500 Ordinary Shares at an average price of $75.4704 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

14.	On January 7, 2019, Beachhead purchased 21,643 Ordinary Shares at an average price of $76.7579 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	4,447,798	4,447,798	4,447,798	4,447,798	11.3%
CCP 2018(1)	0	3,718,651	3,718,651	3,718,651	9.4%
Centurium GP(1)	0	3,718,651	3,718,651	3,718,651	9.4%
CCCI 2018(1)	0	729,147	729,147	729,147	1.9%
Centurium SLP-B(1)	0	729,147	729,147	729,147	1.9%
Centurium GP Holdco(1)	0	4,447,798	4,447,798	4,447,798	11.3%
Centurium TopCo(1)	0	4,447,798	4,447,798	4,447,798	11.3%
Mr. Li (1)	0	4,447,798	4,447,798	4,447,798	11.3%

 ______________

(1)	Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead.

(2)	The percentages used herein are calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Ordinary Shares.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated January 8, 2019 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2019

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER
By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER
By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI
By:	/s/ Hui Li